SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY10 Part 2 of 5

-----------------------------

Part 2 of 5

Overview

Key financial highlights
Key financial highlights	02
Group performance - IFRS basis
Pro forma reconciliation of group operating profit to profit after tax - IFRS basis	05
1 Long-term business IFRS operating profit	06
2 Long-term business IFRS profit driver analysis	07
3 General insurance and health	09
4 Fund management	12
5 Other operations and regional costs	13
6 Corporate centre	13
7 Group debt costs and other interest	13
8 Investment return variances and economic assumption changes on long-term business	14
9 Short-term fluctuation in return on investments on general insurance and health business	15
10 Economic assumption changes on general insurance and health business	16
11 Profit on the disposal of subsidiaries and associates	16
12 Integration and restructuring costs	16
13 Exceptional items	16
14 Net flows	16
New business
15 Life and pension sales	17
16 Investment sales	20
Capital management
17 Capital generation and utilisation	21
18 Internal rate of return and payback period	21
19 Net asset value	22
20 Financial flexibility	22
21 European Insurance Groups Directive (IGD)	22
22 Sensitivity analysis	23
23 Risk management	24
24 Return on capital employed	24
25 EEV equivalent embedded value	25
Analysis of assets
26 Total assets	26
27 Shareholders' assets	27
Financial Supplement
A IFRS	29
B New business	83
C Capital Management	91
D Analysis of assets	107
E MCEV	133

Key financial highlights Page 2
Group Performance
IFRS operating profit and IFRS total return To review chart please refer to PDF below
■ IFRS operating profit increased to £2,550 million (2009: £2,022 million) driven in particular by strong growth in UK, Europe and the US.
■ IFRS profit after tax increased to £1,892 million (2009: £1,315 million) driven by the strong growth in operating profits.
■ Total return increased to £1,404 million (2009: £1,024 million) driven by the strong growth in operating profits.
■ Included in this were gains on the closure of the pension scheme and reorganisation of the joint venture with Royal Bank of Scotland (RBS) of £0.4 billion and net positive investment variances of £0.5 billion. These items have been more than offset by restructuring and amortisation costs and other exceptional items totalling £1.0 billion.n
■ Within these amounts there is a positive investment variance of around £0.8 billion that relates to differing movements in the asset and liability yield curves used by Delta Lloyd. There are also £0.5 billion of exceptional items in Delta Lloyd, including the adoption of revised longevity tables. The net impact of these one-offs in Delta Lloyd items is to increase the Aviva Group EPS (after tax and minority interests) by 4p.
■ The effective tax rate for the period was 22% (2009: 27%).

EPS	■ IFRS earnings per share increased to 50.4 pence (2009: 37.8 pence) driven by the growth in operating profit.
Total dividend of 25.5 pence	■ Total dividend for 2010 of 25.5 pence is an increase of 6% on the 2009 dividend of 24.0 pence.
Capital
Net operational capital generated To review chart please refer to PDF below
■ Net operational capital generated increased to £1.7 billion1 (2009: £1.0 billion). Capital generated from existing business was £2.7 billion offset by capital investment in new business of £1.0 billion.
■ Group IRR increased to 12.5% from 10.0% for 2009. Compared with 2009 there have been increases in UK, US and Asia Pacific.
■ The US IRR has improved from 7% to 14%, driven by broadly equal impacts of the AXXX capital solution and management actions.
■ In addition, Asia Pacific IRR has improved from 6%2 to 11%, driven by improvements in product mix and individual product profitability.
■ Payback periods have improved overall from 14 years for 2009 to 8 years in
2010.

IGD solvency To review chart please refer to PDF below
■ IGD solvency surplus at 31 December 2010 is £3.8 billion (2009: £4.5 billion). Of this movement, £0.3 billion relates to additional funding contributions to the Aviva pension scheme.
■ A 40% fall in equities would reduce IGD surplus by £0.6 billion.
■ At 31 December 2010 IGD cover is 1.6 times (2009: 1.7 times).

IFRS net asset value per share To review chart please refer to PDF below
■ IFRS NAV has increased to 454 pence (2009: 374 pence) driven by strong operating profit, gains on available for sale (AFS) assets and actuarial gains on staff pension schemes. These have been partially offset by external dividend payments.

"EEV" equivalent NAV	■ The European Equivalent Embedded Value ("EEV") equivalent NAV was 621 pence at 31 December 2010 (546 pence at 30 June 2010).

1 Excluding Delta Lloyd longevity assumption impact of £0.2 billion
2 Excluding the Australian life business which was sold on 1 October 2009

http://www.rns-pdf.londonstockexchange.com/rns/2393C_1-2011-3-3.pdf

Page 3

Life
IFRS long-term business To review chart please refer to above PDF
■ Long-term business operating profit increased 23% to £2,318 million (2009: £1,887 million) driven by returns on the UK reattributed estate, actions to improve the profitability of the business in the US and stronger existing business returns in Europe.
■ IFRS new business income improved to £1,021 million (2009: £813 million) driven by strong profits from UK annuity sales, and growth in new business profitability and volumes in all other regions.
■ Overall investment returns increased to £3,226 million (2009: £2,865 million) principally driven by improved credit spread earnings in the US.
■ Expenses increased to £2,444 million (2009: £2,353 million) partially as a result of higher initial and renewal commissions in Europe driven by changes in product mix towards single premium contracts.

New business To review chart please refer to above PDF
■ Worldwide long-term business sales (including investment products) were £37.4 billion (2009: £35.9 billion) an increase of 4% with significant increases in the UK and Asia Pacific, and a resilient performance in Europe.
On a local currency basis, sales increased by 5%.
■ Within this total life and pensions sales were £33.4 billion (2009: £32.0 billion) an increase of 4%.
■ New business margin is 1.9% (2009: 2.4%) as improvements in the UK where the margin increased from 2.8% to 3.4% were more than offset by the impact of lower risk free rates in the US MCEV margin.

MCEV result To review chart please refer to above PDF
■ MCEV operating profit increased by 5% to £3,760 million (2009: £3,592 million).
■ Life MCEV operating earnings were £3,579 million (2009: £3,498 million) an increase of 2%. Within this total, expected return is now calculated based on implied discount rates (IDRs) to improve the predictability of the operating result.
■ The value of new business (VNB) decreased to £624 million from £765 million in 2009, as a result of the lower reported margins in the US (as a consequence of the fall in risk-free rates). MCEV profit after tax reduced to £1,746 million (2009: £2,722 million).
■ MCEV NAV was 542 pence (2009: 473 pence), driven by strong operating profit and actuarial gains on staff pension schemes partly offset by external dividend payments.

General Insurance
General insurance and health To review chart please refer to above PDF
■ General insurance and health operating profit increased to £1,050 million (2009: £960 million). A strong improvement in underlying profitability has been partially offset by lower prior year development and adverse weather experience. The general insurance combined operating ratio for the year is 97% (2009: 99%) with strong improvements in the UK and Canada.
■ Operating profit benefited from reserve releases of £212 million in 2010 compared with £372 million in 2009.
■ Net written premiums increased to £9,699 million (2009: £9,193 million) primarily due to strong levels of retention and growth in the UK. In addition, the Canadian result has benefited from foreign exchange movements during the year.

Fund management
Fund management To review chart please refer to above PDF	■ Operating profit increased to £201 million (2009: £133 million), particularly reflecting higher performance fees in Delta Lloyd. ■ Total funds under management are £402 billion (2009: £379 billion).

Other
Underlying costs
■ Total expenses have reduced by 3% from £5,144 million in 2009 to £4,995 million in 2010. On a like for like basis (excluding the impact of foreign exchange, restructuring and acquisitions and disposals) costs remain broadly flat at £4,686 million (2009: £4,638 million) with the impact of inflation offset by cost savings.

Group's financial strength rating
■ The group's rating from Standard and Poors is AA- ("very strong") with a revised outlook from negative to stable; Aa3 ("excellent") with a stable outlook from Moody's; and A ("excellent") with a positive outlook from A M Best and AA- ("strong") with a revised outlook from negative to stable from Fitch.
■ The Group's financial strength ratings continue to reflect our strong competitive position and diversified underlying earnings profile, positive strategic management and substantial liquid assets.

Liquidity
■ Strong liquidity position with direct access to £1.5 billion of central liquid assets (2009: £2.2 billion).
■ £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks.

ROCE	■ Return on equity shareholders' funds on an IFRS basis increased to 14.8% (2009: 10.9%) benefitting from the growth in operating profits.
Asset quality
■ The asset portfolio remains of high quality.
■ Aviva's exposure to sovereign debt is well within our risk appetite. We hold these assets for the long-term and believe that the risk of European countries defaulting on their sovereign debt is low.

Impact of foreign exchange	■ Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £34 million (2009: £154 million gain).

Key Financial Highlights

	IFRS			MCEV
	2010 £m	2009 £m	Change %	2010 £m	Restated 2009 £m	Change %
Long-term business IFRS profit / MCEV earnings	2,318	1,887	23%	3,579	3,498	2%
General insurance and health	1,050	960	9%	1,050	960	9%
Fund management	201	133	51%	125	51	145%
Other operations and regional costs	(220)	(214)	(3)%	(195)	(173)	(13)%
Corporate centre	(143)	(108)	(32)%	(143)	(108)	(32)%
Group debt and other interest costs	(656)	(636)	(3)%	(656)	(636)	(3)%
Operating profit before tax	2,550	2,022	26%	3,760	3,592	5%
Profit after tax	1,892	1,315	44%	1,746	2,722	(36)%
IFRS total return	1,404	1,024	37%	n/a	n/a
Net operational capital generated	£1.7bn1	£1.0bn		n/a	n/a
IRR	12.5%	10.0%		n/a	n/a
MCEV new business margin	n/a	n/a		1.9%	2.4%
Combined operating ratio	97%	99%		n/a	n/a
Long-term savings sales	n/a	n/a		37,360	35,875
Total dividend per share	25.5p	24.0p		n/a	n/a
Net asset value per share	454p	374p		542p	473p
EEV equivalent NAV	n/a	n/a		621p	n/a
Earnings per share	50.4p	37.8p		59.2p	95.8p
Equity shareholder's funds	12,794	10,356		15,295	13,092
Return on equity shareholders' funds	14.8%	10.9%		16.4%	16.3%

1 Excluding Delta Lloyd longevity assumption impact of £0.2 billion

Group performance - IFRS basis

Pro forma reconciliation of group operating profit to profit after tax - IFRS basis

For the year ended 31 December 2010

	2010 £m	2009 £m
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	850	672
Europe	1,223	1,038
North America	174	85
Asia Pacific	71	92
Total long-term business (note 1)	2,318	1,887
General insurance and health
United Kingdom	579	535
Europe	255	275
North America	222	144
Asia Pacific	(6)	6
Total general insurance and health (note 3)	1,050	960
Fund management
Aviva Investors	97	115
United Kingdom	3	(14)
Europe	103	31
Asia Pacific	(2)	1
Total fund management (note 4)	201	133
Other:
Other operations and regional costs (note 5)	(220)	(214)
Regional operating profit	3,349	2,766
Corporate centre (note 6)	(143)	(108)
Group debt costs and other interest (note 7)	(656)	(636)
Operating profit before tax attributable to shareholders' profits	2,550	2,022
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note 8)	791	(75)
Short-term fluctuation in return on investments on non-long-term business (note 9)	(243)	95
Economic assumption changes on general insurance and health business (note 10)	(61)	57
Impairment of goodwill and other amounts expensed	(24)	(62)
Amortisation and impairment of intangibles	(216)	(144)
Profit on the disposal of subsidiaries and associates (note 11)	159	153
Integration and restructuring costs (note 12)	(243)	(286)
Exceptional items (note 13)	(273)	45
Profit before tax attributable to shareholders' profits	2,440	1,805
Tax on operating profit	(625)	(547)
Tax on other activities	77	57
	(548)	(490)
Profit for the year	1,892	1,315

Earnings per share - IFRS basis

	2010	2009
Operating earnings per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	55.1p	45.1p
Diluted (pence per share)	54.2p	44.8p
Earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	50.4p	37.8p
Diluted (pence per share)	49.6p	37.5p

1 - Long-term business IFRS operating profit

	2010 £m	2009 £m
With-profit	147	177
Non-profit	703	495
United Kingdom	850	672
France	319	272
Ireland	122	50
Italy	119	128
Poland	157	152
Spain	179	160
Other Europe	(3)	(1)
Aviva Europe	893	761
Delta Lloyd	330	277
Europe	1,223	1,038
North America	174	85
Asia Pacific	71	92
Total	2,318	1,887

IFRS long-term business operating profit before shareholder tax was £2,318 million (2009: £1,887 million), an increase of 23% on the prior period.

United Kingdom
IFRS operating profit was 26% higher at £850 million (2009: £672 million) driven by strong growth in the non-profit result.
The non-profit result increased to £703 million (2009: £495 million) from a strong performance in annuities, increased annual management charges and earnings related to the reattributed estate. The full year benefit of earnings on the reattributed assets, unwind of guarantee costs and the demographic impact of policyholder actions contributed £171 million to operating profits (2009: £79 million). Of this at least £120 million relating to investment return and unwind of guarantee costs is expected to recur.
      This was partly offset by a lower with-profit result of £147 million (2009: £177 million), reflecting the shareholders' share of reduced regular and terminal bonus payments. The with-profit result includes the final tranche of special bonus distribution of £84 million (2009: £86 million).

Aviva Europe

Aviva Europe's life operating profit increased 17% to £893 million (2009: £761 million).  This growth was partly driven by an increase in returns from existing business in France, Italy and Spain as a result of growth in assets under management and favourable investment performance.  The current year result includes £75 million from release of reserves following a review of reserving assumptions in Ireland (£55 million of this was announced at the half year).

Delta Lloyd
Life operating profit for Delta Lloyd group increased to £330 million (2009: £277 million) due to higher expected investment returns and expense margins.

North America
Life operating profit doubled to £174 million (2009: £85 million), as a result of our actions to improve the profitability of the business. This performance reflects spread management, expense discipline and an improved economic environment, combined with growth in the in-force business.

Asia Pacific
Life operating profit reduced to £71 million (2009: £92 million). The current year includes a £27 million benefit from changes to local GAAP reporting in China. The prior year result included a one-off release of reserves in Singapore of £68 million, and £40 million for the Australian life business sold on 1 October 2009. On an underlying basis, profits from the Asia region increased strongly, driven by new business growth, increased scale and profit emergence from existing business.

2 - Long-term business IFRS profit driver analysis

					2010
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m
New business income	a	499	382	140	1,021
Underwriting margin	b	178	433	270	881
Unit-linked margin	c	348	541	110	999
Participating business	d	147	394	141	682
Spread margin	e	173	44	673	890
Expected return	f	223	138	294	655
Investment return		891	1,117	1,218	3,226
Income		1,568	1,932	1,628	5,128

Acquisition expenses	g	(353)	(515)	(216)	(1,084)
Administration expenses	h	(333)	(515)	(512)	(1,360)
Expenses		(686)	(1,030)	(728)	(2,444)
DAC/AVIF amortisation and other	i	(32)	(9)	(325)	(366)
IFRS operating profit		850	893	575	2,318

'Rest of the world' includes Delta Lloyd, North America and Asia Pacific

					Restated 2009
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m
New business income	a	402	310	101	813
Underwriting margin	b	148	433	202	783
Unit-linked margin	c	322	532	84	938
Participating business	d	176	322	162	660
Spread margin	e	166	50	460	676
Expected return	f	167	138	286	591
Investment return		831	1,042	992	2,865
Income		1,381	1,785	1,295	4,461

Acquisition expenses	g	(320)	(422)	(203)	(945)
Administration expenses	h	(347)	(506)	(555)	(1,408)
Expenses		(667)	(928)	(758)	(2,353)
DAC/AVIF amortisation and other	i	(42)	(96)	(83)	(221)
IFRS operating profit		672	761	454	1,887

Detailed analysis of the above is given within the IFRS supplement, Note A18, page 80.

(a) New business income
New business income increased 26% to £1,021 million as the new business income margin (as a percentage of APE sales) increased to 26% (2009: 22%) and sales on an APE basis increased 5%. This was primarily driven by annuity volumes and profit growth in the UK. In Aviva Europe, new business income margin increased to 25% (2009: 20%) reflecting geographical mix from growth in with-profit business in Italy and France.
      In the Rest of the World, new business income includes the effect on new business of the reserving changes made in 2009 in Asia Pacific.

(b) Underwriting margin
The underwriting margin increased to £881 million (2009: £783 million). This increase reflects a benefit of £36 million in the UK from non-profit business and policyholder behaviour following the reattribution of the inherited estate in October 2009. The underwriting result remained stable in Aviva Europe and increased in the Rest of the World due to improved expense margins in Delta Lloyd.

(c) Unit-linked margin
The unit-linked margin grew from £938 million to £999 million as improved market conditions resulted in higher average unit-linked reserves of £93 billion (2009: £85 billion).  The annual management charge as a percentage of reserves reduced slightly to 108 bps. The majority of this unit-linked income comes from the UK and Aviva Europe, which primarily relates to unit-linked business in France, Poland and Spain.

(d) Participating business
Income from participating business increased to £682 million (2009: £660 million). Whilst the special distribution of £84 million (2009: £86 million) was in line with prior year, the reduction in bonus rates lowered shareholder income in the UK. This was more than offset by an increase in Aviva Europe's result within which France is the main contributor reflecting a fixed management charge of circa 50bps on AFER business.  The reduced contribution from Rest of the World reflects closure of the Delta Lloyd German business.

2 - Long-term business IFRS profit driver analysis continued

(e) Spread margin
Spread income increased 32% to £890 million as the spread margin increased to 114 bps (2009: 94 bps) driven by the benefit of management actions to improve profitability in our US business.

(f) Expected return on shareholder assets
Expected returns increased to £655 million (2009: £591 million) due to a £135 million contribution in the UK following the reattribution of the inherited estate. Of this, £55 million were earnings on the reattributed estate and £80 million from unwind of guarantees of which £65 million expected to recur, going forward.

(g) Acquisition expenses
Acquisition expenses have increased to £1,084 million (2009: £945 million) mainly due to new business growth in the UK and Italy.

(h) Administration expenses
Administration expenses reduced to £1,360 million (2009: £1,408 million) reflecting cost reduction activity in the UK and Delta Lloyd.

(i) DAC, AVIF and other
DAC, AVIF and other amounted to £366 million (2009: £221 million) as the prior year included a significant number of one-off positives including one-off reserve releases in Singapore of £68 million and £40 million contribution from the Australian life business sold in October 2009. In 2010, the current year result includes £75 million from release of reserves following a review of reserving assumptions in Ireland, £55 million announced at the half year.

--------------------------------------------------------------

3 - General insurance and health

	Net written premiums		Underwriting result		Longer-term investment return		Operating profit2
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
General insurance
United Kingdom1,2	4,109	3,911	184	98	419	439	567	520
France	734	729	1	15	49	55	50	70
Ireland2	397	422	(17)	(11)	50	62	32	49
Other3	526	457	(49)	(62)	31	40	(18)	(22)
Aviva Europe	1,657	1,608	(65)	(58)	130	157	64	97
Delta Lloyd2	1,177	1,163	60	38	97	105	146	143
Europe	2,834	2,771	(5)	(20)	227	262	210	240
North America2	1,958	1,800	60	(4)	173	148	222	144
Asia Pacific	19	10	(7)	-	3	1	(4)	1
	8,920	8,492	232	74	822	850	995	905
Health insurance
United Kingdom	430	387	5	8	7	7	12	15
France	234	223	11	10	15	17	26	27
Ireland	62	52	17	7	2	1	19	8
Aviva Europe	296	275	28	17	17	18	45	35
Asia Pacific	53	39	(2)	5	-	-	(2)	5
	779	701	31	30	24	25	55	55
Total	9,699	9,193	263	104	846	875	1,050	960

1. United Kingdom includes Aviva Re and agencies in run-off.

2. Group operating profit includes an unfavourable impact of £59 million resulting from unwind of discount and pension scheme net finance costs (2009: £19 million). £36 million relating to UKGI (2009: £17 million), £11 million relating to Delta Lloyd (2009: £nil), £11 million relating to Canada (2009: £nil) and £1 million relating to Ireland (2009: £2 million).

3 Other Europe includes Italy, Poland and Turkey.

Combined operating ratios - general insurance business only

	Claims ratio		Expense ratio		Combined operating ratio
	2010%	2009%	2010%	2009%	2010%	2009%
United Kingdom1	63.9%	66.2%	11.0%	11.5%	96%	99%
France	71.2%	68.1%	10.5%	11.2%	99%	98%
Ireland	74.9%	73.6%	19.5%	19.6%	105%	103%
Aviva Europe	73.0%	72.3%	13.1%	13.7%	103%	103%
Delta Lloyd	61.3%	63.0%	13.7%	14.7%	95%	97%
Europe	68.0%	68.4%	13.4%	14.1%	100%	101%
North America	64.3%	68.5%	13.6%	12.8%	97%	100%
Total	64.5%	66.7%	12.4%	12.6%	97%	99%

1. United Kingdom excluding Aviva Re and agencies in run-off.

Detailed analysis is given within the IFRS supplement, note A19, page 81.
Ratios are measured in local currency. The total group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio	Incurred claims expressed as a percentage of net earned premiums.
Expense ratio	Written expenses excluding commissions expressed as a percentage of net written premiums.
Combined operating ratio	Aggregate of claims ratio, expense ratio and commission ratio.

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3 - General insurance and health continued

Group operating profit from general insurance and health businesses for the period was £1,050 million (2009: £960 million). The general insurance and health underwriting result increased to £263 million (2009: £104 million), due to improving current year profitability within the UK and more favourable claims experience in Canada.
      We continue to apply our reserving policy consistently and the reserves in the group are set conservatively with the aim to protect against adverse future claims and development. Our business is predominantly short tail in nature and loss development experience is generally stable. As a result of the conservatism applied in setting the reserves, operating profit has benefited from releases of £212 million, net of reinsurance, which reflect releases from the 2009 accident year and prior(2009: £372 million).
      The worldwide general insurance combined operating ratio (COR) was 97% (2009: 99%) ahead of the group's 'meet or beat' target. The worldwide GI expense ratio has decreased to 12.4% (2009: 12.6%) reflecting cost savings from our efficiency programmes and actions taken across the group to manage the cost base.
      The longer term investment return (LTIR) on general insurance and health business assets was lower at £846 million (2009: £875 million) reflecting a small reduction in the average asset levels compared with the prior year.

United Kingdom
The result for our general insurance and health business in the UK includes the UK General Insurance business, the UK Health Insurance business, our group captive reinsurer, Aviva Re, and agencies in run off. Operating profit of £579 million (2009: £535 million) comprises UK General Insurance operating profit of £476 million (2009: £424 million), a contribution of £91 million (2009: £91 million) from Aviva Re and £12 million from our UK health business (2009: £15 million). All subsequent commentary relates solely to UK General Insurance.
      Momentum has continued to build strongly during the year in UK General Insurance, both in terms of profitability and sales volumes. Overall, operating profit has increased to £476 million, up 12% from 2009 (2009: £424 million), and includes an adverse impact from weather-related claims of £40 million compared to the long-term average (2009: neutral). The result is driven by an improvement in underlying current year underwriting result of £140 million (before the adverse impact of weather-related claims) which has more than offset the adverse weather impact of £40 million, an £11 million reduction in investment return to £406 million (2009: £417 million) and slightly lower savings on prior year claims development of £87 million (2009: £105 million).
      Current year operating profitability has increased by £70 million to £389 million in 2010 (2009: £319 million), building on the £38 million improvement recorded in 2009 and notwithstanding the adverse impact from weather-related claims. This strong performance reflects the growing sustainable profitability of the business now being written, as we reap the benefits from the action we took to exit unprofitable business and build on the promise of scale to deliver shareholder value. The principal factors behind this success are underwriting and claims management excellence, enhanced risk selection through the implementation of sophisticated pricing techniques, a continued focus on cost control, and a reduction in creditor claims from the levels seen last year.
      The full year combined operating ratio was 96% (2009: 99%). Our loss ratio has improved to 64% (2009: 66%), despite the adverse weather and lower prior year savings, reflecting our disciplined approach to underwriting and focus on claims management excellence. The distribution ratio has also improved further to 32% (2009: 33%), principally as a result of the delivery of further cost savings as we continue to focus on cost control, as well as holding costs whilst premiums grow.
      During the year UK General Insurance has seen four consecutive quarters of premium growth culminating in net written premiums for the discrete fourth quarter being 20% higher than those recorded in the same period in 2009. Full year net written premiums of £4,046 million were 5% higher (2009: £3,866 million). This performance has been driven by a combination of factors including strong levels of retention across all lines of business; substantial growth in our direct channel, reflecting the impact of our marketing initiatives and the success of the RAC panel; rolling out our direct prices to brokers; good levels of commercial new business; and the launch of our corporate risks offering.

Europe
In Europe, net written premiums were 3% higher at £3,130 million (2009: £3,046 million). Operating profit was £255 million (2009: £275 million) due to lower LTIR.

3 - General insurance and health continued

Aviva Europe
General Insurance net written premiums increased 3% to £1,657 million (2009: £1,608 million). This is supported by management action in Poland, where we have expanded the product offering sold through independent agents, strong growth in Italian personal motor and creditor business, and positive rating actions in France. Sales in Ireland continued to be impacted by the challenging market, characterised by aggressive price competition.
      Health net written premiums increased 8% to £296 million (2009: £275 million) building on momentum from 2009, with increased sales in both France and Ireland.
      General insurance and health operating profit was £109 million (2009: £132 million). The result was adversely impacted by lower longer-term investment returns of £147 million (2009: £175 million), as a result of lower investment yields, which was partially offset by expense savings.
      The combined operating ratio for Aviva Europe was 103% (2009: 103%) reflecting adverse weather and includes a significantly lower level of reserve margin release than prior year. Our expense ratio improved 1pp reflecting cost savings achieved over and above the increase in volumes.

Delta Lloyd
Net written premiums were £1,177 million, in line with the prior year (2009: £1,163 million) and 5% higher on a local currency basis. This includes amounts from accelerating the reporting of brokered business onto an actual basis. Excluding these amounts net written premiums were stable year on year.
      Operating profit remained stable at £146 million (2009: £143 million). COR improved to 95% (2009: 97%), with expense savings and reserve margin releases offsetting  higher claims
North America
Net written premiums in Canada were £1,958 million (2009: £1,800 million), 3% lower on a constant currency basis. This reflected lower personal lines premiums following actions to exit unprofitable business. The operating profit increased 54% to £222 million (2009: £144 million) as the underwriting result increased to £60 million (2009: loss of £4 million) and LTIR increased by 17% to £173 million (2009: £148 million).
      The underwriting profit was driven by improved claims from actions to improve underwriting effectiveness and favourable weather experience in the first half of the year. These resulted in the combined operating ratio improving to 97% (2009: 100%).
      LTIR was 4% (£7 million) higher than prior year on a constant currency basis (excluding foreign exchange movements of £18 million) primarily due to interest income related to an expected tax refund and the repositioning of the investment portfolio.

Asia Pacific
The net written premiums in the general insurance and health business rose to £72 million (2009: £49 million) primarily due to new business initiatives in Singapore and contributions from the newly acquired Indonesia health business, acquired on 1 July 2010.
      The operating loss was £6 million (2009: £6 million profit) reflecting the non recurrence of the favourable £5 million one-off release of reserves in the Singapore health business in 2009 and the costs of setting up the general insurance business in Singapore and health business in Indonesia.

4 - Fund management

Geographical analysis of fund management operating profits

	2010 £m	2009 £m
United Kingdom	44	66
Europe	36	28
North America	22	22
Asia Pacific	(5)	(1)
Aviva Investors	97	115
United Kingdom	3	(14)
Aviva Europe1	-	3
Delta Lloyd	103	28
Europe	103	31
Asia Pacific	(2)	1
Total	201	133

1. Aviva Europe includes the result from fund management operations in Poland in 2009. This business was transferred across to Aviva Investors from 1 January 2010.

Our worldwide fund management operating profit increased to £201 million (2009: £133 million) on an IFRS basis.

Aviva Investors
Operating profit reduced to £97 million in 2010 (2009: £115 million) as a result of higher than expected redemptions and ongoing investment in the business, which is starting to bear fruit as we see an increase in higher margin external assets.
      We have made strong progress in the development of our global infrastructure and during 2010 saw encouraging signs of traction in our business model towards our primary objective of delivering strong growth in third party business. Net funded external sales (excluding liquidity funds) rose from an outflow of £236 million in 2009 to inflows of £2,364 million (at 31 December 2010).  Gross external sales were £8,320 million offset by redemptions of £5,956 million. Liquidity sales were an outflow of £745 million (2009: inflows of £2,593 million).
      During 2010, we re-oriented our business towards more durable, higher margin funds, which resulted in an increased average fee rate on gross external sales, excluding liquidity funds.

Other fund management businesses
United Kingdom operating profit of £3 million comprises £8 million profit (2009: £1 million) from our Aviva UK investment business and £5 million loss (2009: £15 million loss) from our collective investment business with Royal Bank of Scotland Group (RBSG) reflecting improved strain on new business sales compared to the previous year.
      Delta Lloyd operating profit of £103 million (2009: £28 million) partly reflected the receipt of substantial performance fees generated by an investment in the Brazilian telecoms market which experienced a period of consolidation during 2010. We do not expect this level of performance fees to recur regularly.
      Asia Pacific, comprising our Navigator businesses in Singapore and Hong Kong, contributed £2 million loss (2009: £1 million profit). The 2009 result included £4 million profit from the Australian business which was sold on 1 October 2009.

Funds under management
Total funds under management at 31 December 2010 were £402 billion (2009: £379 billion).

	2010			2009
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	209,094	117,666	326,760	204,923	104,100	309,023
Third party funds under management	50,693	24,798	75,491	44,707	25,681	70,388
Funds under management	259,787	142,464	402,251	249,630	129,781	379,411

Funds managed by Aviva Investors were up 4% to £260 billion (2009: £250 billion), with assets managed for external clients increasing 13% to £51 billion (2009: £45 billion). Funds under management increased due to market growth and the River Road acquisition.
      Detailed analysis is given within the IFRS supplement, note A20, page 82.

5 - Other operations and regional costs

	2010			2009
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(21)	(21)	-	(28)	(28)
Aviva Europe	(55)	(49)	(104)	(36)	(63)	(99)
Delta Lloyd	-	(43)	(43)	-	(49)	(49)
Europe	(55)	(92)	(147)	(36)	(112)	(148)
North America	(26)	6	(20)	(19)	3	(16)
Asia Pacific	(32)	-	(32)	(20)	(2)	(22)
Total	(113)	(107)	(220)	(75)	(139)	(214)

Across all regions head office costs have increased due to the expansion of regional initiatives and projects and ongoing brand spend.
Note A21 on page 82 in the IFRS supplement gives further information on the operational cost base.

6 - Corporate centre

	2010 £m	2009 £m
Project spend	(37)	(11)
Share awards and other incentive schemes	(14)	(12)
Central spend	(92)	(85)
Total	(143)	(108)

The Corporate Centre costs increased to £143 million (2009: £108 million) due mainly to increased project costs which include the investment in our successful global Brand marketing campaign in the second half of the year. In addition central spend increased by £7 million reflecting costs to meet greater financial and regulatory reporting requirements.

7 - Group debt costs and other interest

	2010 £m	2009 £m
External debt
Subordinated debt	(290)	(293)
Other	(33)	(42)
Total external debt	(323)	(335)
Internal lending arrangements	(246)	(227)
Net finance charge on main UK pension scheme	(87)	(74)
Total	(656)	(636)

Group debt costs and other interest of £656 million (2009: £636 million) comprise external interest on borrowings, subordinated debt and internal lending arrangements. External interest costs remained level at £323 million (2009: £335 million), interest costs on internal lending arrangements increased to £246 million (2009: £227 million) due to changes in internal debt balances throughout the year.
      The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge increased to £87 million (2009: £74 million) due mostly to the effect of the higher deficit at the beginning of the period, which offset the reduction in discount rates from 31 December 2008 to 31 December 2009.

8 - Investment return variances and economic assumption changes on long-term business

(a) Definitions
Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional.  In 2010, the strengthening of annuitant longevity assumptions in the Netherlands is treated as an exceptional item outside operating profit.  Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the long-term business operating profit are as follows:

	Long-term business
	2010 £m	2009 £m
Investment variances and economic assumptions	791	(75)

Investment variances of £791 million include £1,010 million relating to Delta Lloyd. Of this, around £800 million is due to differing movements in asset and liability yield curves while, the remainder primarily relates to gains on interest rate derivatives. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields.  As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in the year reflected the perceived risk regarding the curve's components which include bonds issued by Spanish savings banks and a range of other European organisations. If spreads were to reduce, this would increase the insurance liabilities and this increase may not be offset by a corresponding increase in asset values.
        The positive investment variance in Delta Lloyd was partly offset by negative economic variances of £154 million in Aviva Europe, primarily from the impact of increased bond yields and credit spreads on assets in Ireland, Italy and Spain.
        The additional allowance for credit defaults on UK corporate bonds and commercial mortgages that were established in 2008 remain at consistent levels.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
        The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities		Properties
	2010%	2009%	2010%	2009%
United Kingdom	7.8%	7.0%	6.3%	5.5%
Eurozone	7.2%	7.3%	5.7%	5.8%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's long-term business.
        For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held. Where such securities are classified as available for sale, such as in the United States, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

9 - Short-term fluctuation in return on investments on general insurance and health business

	General insurance and health
	2010 £m	2009 £m
Net investment income	633	1,272
Foreign exchange on unrealised gains/losses and other charges	55	(179)
	688	1,093
Analysed between:
Longer term investment return, reported within operating profit	846	875
Short-term fluctuations in investment return, reported outside operating profit	(158)	218
	688	1,093

General insurance and health	(158)	218
Other operations	(85)	(123)
Total short term fluctuations as per pro forma group operating profit	(243)	95

The longer-term investment return is calculated separately for each principal non-long-term business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities. For other operations, the longer-term return reflects interest income earned in the Netherlands bank and retail mortgage divisions.
      General insurance and health includes the impact of the unrealised and realised gains on group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and FX movements.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2010 £m	2009 £m
Debt securities	11,404	11,649
Equity securities	918	1,239
Properties	146	200
Cash and cash equivalents	1,787	2,078
Other	4,021	3,490
Assets supporting general insurance and health business	18,276	18,656
Assets supporting other non-long term business	1,689	2,598
Total assets supporting non long-term business	19,965	21,254

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return equities		Longer-term rates of return property
	2010%	2009%	2010%	2009%
United Kingdom	7.8%	7.0%	6.3%	5.5%
France	7.2%	7.3%	5.7%	5.8%
Ireland	7.2%	7.3%	5.7%	5.8%
Netherlands	7.2%	7.3%	5.7%	5.8%
Canada	7.5%	6.1%	6.0%	4.6%

The underlying reference rates are at E18 within the MCEV financial supplement.

10 - Economic assumption changes on general insurance and health business
Economic assumption changes of £61 million adverse (2009: £57 million positive) mainly arise as a result of the reduction in the swap rate used to discount latent claims reserves.

11 - Profit on the disposal of subsidiaries and associates

Profit on disposal of subsidiaries and associates was £159 million (2009: £153 million), which includes profits arising from the sales of our joint venture with Royal Bank of Scotland (RBS) (£128 million), Sogessur, a non-insurance operation in France (£24 million) and certain UK non-core operations (£4 million).

12 - Integration and restructuring costs

Integration and restructuring costs were £243 million (2009: £286 million). This includes expenditure relating to restructuring exercises across the group of £123 million, including UK restructuring costs of £53 million, £18 million in Delta Lloyd, £20 million in North America and £30 million in Aviva Investors. Expenditure relating to the Quantum Leap project in Europe amounted to £40 million and costs associated with preparing the businesses for Solvency II implementation amounted to £59 million. Costs incurred in 2009 mainly related to expenditure on cost saving programmes in the UK and Europe.

13 - Exceptional items

Exceptional costs of £273 million (2009: £45 million positive) mainly arose in Delta Lloyd partly offset by a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals. Delta Lloyd has recognised a total of £549 million which comprises the cost of adopting new longevity tables of £483 million, German business closure, unit-linked insurance compensation scheme costs and compensation costs in defined contribution pension schemes of £66 million.

14 - Net flows

	Funds under management at 1 Jan 2010 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows £m	Market and other movements £m	Funds under management at 31 Dec 2010 £m
Life business
UK - non-profit	63,516	7,390	(5,907)	1,483	7,965	72,964
UK - with-profits	47,055	1,146	(5,030)	(3,884)	5,261	48,432
United Kingdom	110,571	8,536	(10,937)	(2,401)	13,226	121,396
Aviva Europe	105,130	12,902	(9,965)	2,937	(2,208)	105,859
Delta Lloyd	36,412	3,204	(3,539)	(335)	2,088	38,165
Europe	141,542	16,106	(13,504)	2,602	(120)	144,024
North America	26,758	4,713	(3,033)	1,680	2,760	31,198
Asia Pacific	2,430	507	(420)	87	349	2,866
Total life business	281,301	29,862	(27,894)	1,968	16,215	299,484

Other funds under management included within consolidated IFRS assets	37,702					37,275
Third party funds under management not included within consolidated IFRS assets	60,408					65,492
Total funds under management	379,411					402,251

Life business
United Kingdom
During 2010, positive net inflows of £1.5 billion on non-profit business have mainly been driven by significant sales of individual and bulk purchase annuities. Net outflows on our with-profits book amounted to £3.9 billion in 2010.

Aviva Europe
Life business net inflows of £2.9 billion are mainly driven by inflows in France, reflecting the strength of our relationships with AFER and Credit du Nord, and in Italy, where sales of unit-linked and participating savings products have increased significantly.  Other movements mainly relate to the adverse effect of foreign exchange, partly offset by fair value movements and other net cash inflows.

North America
Net inflows in our US business are mainly due to continued growth of our protection and annuity portfolios.

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New business

15 - Life and pension sales

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (gross of tax and minority interest)	2010 £m	2009 £m	2010 £m	Restated 2009 £m	2010%	Restated 2009%
United Kingdom	10,298	8,914	354	247	3.4%	2.8%
France	4,918	4,891	175	169	3.6%	3.5%
Ireland	938	1,072	1	12	0.1%	1.1%
Italy	4,456	3,607	142	124	3.2%	3.4%
Poland	603	1,079	40	55	6.6%	5.1%
Spain	2,084	2,454	128	151	6.1%	6.2%
Other Europe	538	420	18	10	3.3%	2.4%
Aviva Europe	13,537	13,523	504	521	3.7%	3.9%
Delta Lloyd excluding Germany	3,109	3,324	(82)	(31)	(2.6)%	(0.9)%
Germany	69	341	(10)	(17)	(14.1)%	(5.0)%
Delta Lloyd2	3,178	3,665	(92)	(48)	(2.9)%	(1.3)%
Europe	16,715	17,188	412	473	2.5%	2.8%
North America	4,728	4,545	(194)	16	(4.1)%	0.4%
Asia Pacific1	1,617	1,095	52	10	3.2%	0.9%
Australia1	-	261	-	19	-	7.3%
Total life and pensions	33,358	32,003	624	765	1.9%	2.4%

1. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
2. For details of the 2009 Delta Lloyd restatement see basis of preparation in the MCEV Financial Statements

See New Business Supplement on page 83 for further analysis of sales volumes.
      Regional new business internal rates of return are included in the Capital Management section, page 21 and 100.

United Kingdom
Our UK business continued to deliver a strong performance. We have successfully increased sales, margin and IRR through robust cost control, active management of our new business mix, and an increasingly strong and trusted brand.
      Life and pensions sales were up 16% to £10,298 million (2009: £8,914 million) backed by a significantly increased margin at 3.4% (2009: 2.8%) and our IRR strengthened to 15% (2009: 14%). Highlights of the year were our strong performances in annuities, core protection and group personal pensions.
      Growing our customer franchise remains a key priority and we have made excellent progress in developing and deepening our distribution partnerships. Earlier in the year we announced a new exclusive five year distribution agreement with Santander in the UK, for the sale of protection products from June 2011, which builds on our existing personal lines insurance arrangements. In addition, we have renewed our successful strategic partnership with RBS with a new exclusive seven year agreement for the sale of life, protection and pensions products from the start of this year. Customers will be able to purchase Aviva products through over 21,000 branches of major banks and other organisations, such as the Post Office.
      Intermediaries continue to be important to Aviva, with the majority of our sales made through independent financial advisers (IFAs). During 2010 we were voted Life Company Of The Year by intermediaries. As we approach the implementation of the Retail Distribution Review in 2013 our strong brand, diverse distribution, and strong product range position us well for success. We have already delivered adviser charging individual pensions products and at the end of 2010 approximately 50% of sales were on this basis.
      Annuity sales increased by 67% to £3,170 million (2009: £1,897 million). Bulk purchase annuity sales grew to £871 million (2009: £175 million) as we were able to maintain our strict pricing disciplines and manage capital efficiently in this highly competitive market. Sales of individual annuities were 34% higher at £2,299 million (2009: £1,722 million) reflecting a strong pricing position and recognition of our position as a retirement expert.
      Equity release sales grew 58% to £436 million (2009: £276 million), forming an important part of our at retirement planning package and offering customers the widest possible range of options to suit their individual needs.
      Core protection sales increased by 14% to £674 million (2009: £589 million), reflecting the continued popularity of our Simplified Life product ,with overall protection sales broadly level at £944 million (2009: £965 million). We remain committed to raising awareness amongst consumers, in particular families, of the importance of protecting themselves and their families. Our new television advertising featuring Paul Whitehouse, tackles this important issue in a new and compelling way, which represents a new approach to UK financial services advertising.
      Pension sales were 8% higher at £4,062 million (2009: £3,752 million), with a strong performance in group personal pensions, up 37% to £1,789 million (2009: £1,310 million), representing five consecutive quarters of growth. We are supporting this growth market through the launch of a Worksite service, including online employer microsites, to encourage new employees to join their employers' group personal pension scheme and demonstrate the benefits of increased contributions to existing scheme members.
      Bond sales were lower at £1,686 million (2009: £2,024 million) as we maintained our clear focus on profitability, while still remaining a leading player in this market with a strong proposition.

15 - Life and pension sales continued

The long-term savings market has returned to growth and while we remain cautious about the economy overall, our business has proved its resilience and we expect to continue to grow as we retain our competitive advantage. The drivers for growth in this market remain compelling with new research from Aviva finding that 61% of families have no financial protection and only 28% of families regularly pay into a private or employer pension. As a trusted brand Aviva is well-placed to respond to this.
      We are well-placed as we enter 2011 with a broad product range backed by an increasingly strong and trusted brand. We will retain our focus on maximising our profitability as we continue to build on the positive momentum of 2010. We will increase our distribution reach, and continue to develop our service proposition to customers, as we grow our life business in 2011.

Europe
In Europe, life and pension sales were 3% lower at £16,715 million (2009: £17,188 million), but level on a local currency basis. The slowdown in the second half of the year follows deliberate action to manage down sales. Margin was 2.5% (2009: 2.8%) reflecting product mix in Aviva Europe and discontinuation of the loss making German business in Delta Lloyd.

Aviva Europe
Aviva Europe has delivered a robust performance despite the economic environment continuing to be challenging. Life and pensions sales have been maintained at £13,537 million (2009: £13,523 million), a 3% increase on a local currency basis.
      Actions taken to rebalance the sales mix, such as reducing the guaranteed interest rate in Italy, have led to sales of guaranteed savings products significantly slowing in the second half of the year, bringing them level with sales in 2009. Further actions throughout 2010 to improve sales mix, such as the introduction of new unit-linked products and a focus by our partners on selling protection, have led to a 49% increase in unit linked sales to £2,521 million and a 3% increase in protection sales to £953 million against the 2009 position.
      These actions have partially offset the impact of a lower yield curve leading to a new business margin of 3.7% which is 0.1pp higher than HY10 and 0.2pp down on 2009 whilst delivering an IRR of 13% and a payback of 7 years (2009: 7 years).

Bancassurance
Sales through our bancassurance channel have increased 9% to £8,040 million (2009: £7,353 million) an increase of 13% on a local currency basis.
The increase in bancassurance sales is led largely by Italy, which has increased 23% to £4,307 million (2009: £3,492 million). This has been driven by high sales of guaranteed products across all of our banking partners in the first half of the year and high sales of unit-linked products through UniCredit. Actions have been taken in the second half of the year in order to rebalance the sales mix resulting in a 15% overall increase in sales of protection on last year. These actions have partially offset the decrease in Italy's overall margin which at 3.2% is 0.2pp lower than 2009.
Sales in Spain have decreased 16% to £1,850 million (2009: £2,209 million). Following a downturn across the Spanish pensions' market, we have experienced lower seasonal pension sales than in the prior year.  In addition management actions to rebalance the sales mix, by reducing the interest rate on the SAFA1 non-profit financial annuity product, resulted in lower savings sales.  Despite the challenging economy and struggling property market our protection sales have been resilient declining only 3% compared to the 18% decline in mortgage approvals in Spain2this year. This has been achieved by management actions to promote stand-alone sales.
Sales in France have increased 9% to £1,245 million (2009: £1,141 million). Our partnership with Credit du Nord continues to be successful and customers continue to invest with us through the popular 'Duo' savings product.
Sales in Ireland have decreased 5% to £413 million (2009: £436 million), a resilient performance given the current challenges facing the Irish economy.
It is encouraging to see the progress of our two growth markets, Turkey and Russia, which have delivered increased sales of 163% and 350% respectively this year. Growth at this initial stage, whilst in the early stages of brand recognition, is promising and demonstrates the future development potential of these two markets.

Retail
Retail sales have decreased 11% to £5,497 million (2009: £6,170 million), a reduction of 9% on a local currency basis.
The main driver behind the decline in retail sales is Poland, where sales have reduced 49% to £545 million (2009 £1,061 million). Last year's change to pensions' legislation limited pension funds' potential income through a reduction of contract fees and a cap on total asset management revenues. Aviva Poland has consequently taken management actions directed at promoting sales of higher margin unit-linked and protection products. This resulted in an increase in Poland's overall margin from 5.1% in 2009 to 6.6% in 2010.
Retail sales in France have decreased 2% to £3,673 million (2009: £3,750 million), an increase of 1% on a local currency basis, with our relationship with AFER continuing to be very strong. Overall this is a good performance in a difficult market. Strong efforts were made to promote higher margin unit-linked product sales resulting in an overall increase in the unit-linked share of new business from 14% at the end of the first quarter to 22% at the end of the discrete fourth quarter.
Retail sales in Ireland have decreased 17% to £525 million (2009: £636 million) largely reflecting the current condition of the Irish economy. Furthermore continued aggressive competitor pricing actions on pensions products and a number of changes made by the Irish Government to retirement savings and income drawdown products in the latter part of 2010 means that the seasonal increase in pensions sales was significantly lower than seen in 2009.

1 Seguro Ahorro Fondo Acumulado

2 According to the Instituto Nacional de Estadistíca (INE) based on 18% decrease in the capital of new mortgage lending from 2009 (€149bn) to 2010 (€122bn)

15 - Life and pension sales continued

Retail sales in Russia have increased 176% to £47 million (2009: £17 million). Following good pensions sales and several new group pensions contracts, Aviva Pensions non-state pension fund in the non-captive market is now ranked number one in the market1.
Growth across the region is likely to be muted in 2011 and customer sentiment is expected to continue in its preference for guaranteed savings products. Our priority is to manage our capital efficiently and profitably and as a result we will continue to actively manage our sales towards an improved margin.

Delta Lloyd
Life and pension sales decreased 13% to £3,178 million (2009: £3,665 million). Excluding Germany, life and pensions sales have reduced by 3% on a local currency basis to £3,109 million (2009: £3,324 million). The decline in German2 sales is more than offset by increasing sales of annuity products while the market for Group Pension business declined year on year.
      The market for individual life products in the Netherlands is contracting and customers are increasingly buying bank savings products as an alternative to individual unit-linked insurance. These products give similar tax relief to that enjoyed by individual pensions and mortgage loan repayment products and customers are shifting towards them. As a consequence, the balance of customers' savings in bank savings products has increased by 72% to £357 million (2009: £207 million 3).
      The integration of the Fortis branches into ABN Amro will significantly increase the distribution opportunities in bancassurance.

North America
In the US, life and pensions sales grew 4% to £4,728 million (2009: £4,545 million). Within this, life insurance sales increased 15% and annuity sales grew 1% reflecting our focus upon balancing profitability and growth, while diversifying our business mix and managing capital efficiency. The business delivered a strong improvement in new business profitability with an internal rate of return of 14% (2009: 7%) and a four year payback period (2009: 14 years) reflecting our focus on driving shareholder value.
Annuity sales in 2010 grew to £3,729 million slightly above last year levels (2009: £3,674 million) as we strengthened relationships with key distribution partners while balancing productivity, profitability and capital efficiency.
Compared to the prior year, our Life sales have increased by 15% to £999 million (2009: £871 million) and account for 21% (2009: 19%) of our total new business sales reflecting our continued strategy to focus on business diversification. The US business is now the leading provider of life insurance protection products in the Aviva Group, following the second consecutive year of double digit organic growth in this segment.
We are well-positioned to continue achieving profitable organic growth through the strategy we have in place.

Asia Pacific
Life and pensions sales increased by 48% to £1,617 million (2009: £1,095 million4). On a local currency basis, life and pension sales were 39% higher, reflecting the growth of Aviva's franchise in Asia, supported by an improving economic environment and recovering investor confidence.
      Profitability continues to improve with the life new business margin at 3.2% for the full year (2009: 0.9%4) as a result of the benefits of our increasing scale and the actions we took to withdraw or reprice low margin products. These initiatives, coupled with careful portfolio management and capital discipline, have enabled us to increase our new business IRR to 11% (2009: 6%4) and significantly reduce the average payback period to 13 years (2009: 25 years4). Major markets delivering growth include South Korea with sales of £405 million, an increase of 27% on a local currency basis compared to the same period last year. This performance was driven by robust bancassurance sales through our joint venture partner Woori Bank and the successful expansion of our agency force.
      With sales increasing by 25% on a local currency basis to £436 million, China continues to perform strongly, benefiting from our effective multi-channel distribution network.
      India, our joint venture, recorded a 13% increase on a local currency basis to £96 million, largely due to improved investor sentiment. This strong growth took place despite the dampening effect from recent regulatory changes on investment linked products sold by life companies in the local market.
      Sales in our remaining South East Asian markets, led by Singapore, were all higher than prior year, producing a total increase of 75% to £680 million, which reflects the strong economic recovery in this region.
      We are well-positioned to continue to increase franchise value through organic profitable growth underpinned by our multi-distribution platform.

1 According to Russia's Federal Financial Markets Service, as at September 2010
2  Germany was closed to new business in the second half of 2010
3 These sales are not included in long-term savings sales
4 Excludes the Australian life business sold on 1 October 2009

 16 - Investment sales

	2010 £m	2009 £m
Investment sales
United Kingdom	1,548	1,049

Aviva Europe	1,350	852
Delta Lloyd	615	664
Europe	1,965	1,516

Australia1	266	188
Asia	223	385
Asia Pacific	489	573
Australia life business1	-	734
Total investment sales	4,002	3,872

Total investment sales of £4,002 million were 3% higher than the same period last year (2009: £3,872 million).
      UK investment sales increased to £1,548 million (2009: £1,049 million) due to growth in managed and structured fund sales and as consumers began to reinvest in property as an asset class during the first half of the year. The second half of the year saw a return to more normal levels of investment.
      Aviva Europe sales increased by 58% to £1,350 million (2009: £852 million) reflecting demand for emerging market debt funds while global convertible and tactical asset allocation funds continued to attract investment. Sales through Polish distribution channels benefited from the strong investment performance across this fund range. Aviva Investors continues to broaden its distribution footprint across continental Europe, and in 2010 started to distribute SICAV products through its French distribution channels.
      Delta Lloyd investment sales decreased by 7% to £615 million (2009: £664 million).
Investment sales in Asia Pacific were lower at £489 million (2009: £573 million1) reflecting lower sales in Asia of £223 million (2009: £385 million) driven by a reduction in Singapore following a rationalisation of distribution partnerships. Sales in Australia increased by 41% to £266 million (2009: £188 million) as Navigator sales continued through our Aviva Investors business.

1  Asia Pacific excludes the Australian life business that was sold on 1 October 2009

Capital Management

17 - Capital generation and utilisation

 The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operational capital generation a key financial priority.
      The 2010 result of £1.7 billion represents a £0.7 billion increase on 2009 and reinforces our confidence in the capital generation position of the Group. This excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV existing business free surplus generated.
      Profits from existing life business remain strong, generating £2.1 billion of capital1 (31 December 2009: £1.9 billion), with a further £0.6 billion (31 December 2009: £0.6 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced significantly to £1.0 billion (31 December 2009: £1.5 billion), benefiting in particular from management actions to improve capital efficiency in the US business, the utilisation of the RIEESA to finance new business in UK Life and reduced required capital on general insurance business.

	2010 £bn	2009 £bn
Operational capital generation:
Life in-force profits1	2.1	1.9
General insurance, fund management and non-insurance profits	0.6	0.6
Operational capital generated before investment in new business	2.7	2.5
Capital invested in new business	(1.0)	(1.5)
Operational capital generated after investment in new business	1.7	1.0
1. Life in-force profits exclude the impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operational capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);

-   Capital invested in new business. For the life business this is the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the movement in capital requirements excludes the impact of foreign exchange movements.

18 - Internal rate of return and payback period

As set out above, the group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR hurdle rate of 12% or above and a target payback hurdle rate of 10 years or less. With the exception of Asia Pacific and Delta Lloyd, all regions met these requirements, with a particularly strong improvement in North America, where IRR has increased to 14% (2009: 7%) and payback has reduced to 4 years (2009: 14 years), benefiting from a range of management actions as well as recognising the expected future benefits of an AXXX capital solution.

	2010 IRR %	2009 IRR %	2010 Payback period years	2009 Payback period years
United Kingdom	15%	14%	7	8
France	9%	9%	9	9
Ireland	5%	6%	11	10
Italy	11%	10%	6	7
Poland	25%	22%	4	5
Spain	22%	26%	4	3
Other Europe	14%	12%	6	8
Aviva Europe	13%	13%	7	7
Delta Lloyd	6%	6%	16	33
Europe	11%	11%	9	15
North America	14%	7%	4	14
Asia Pacific2	11%	8%	13	20
Total	12.5%	10.0%	8	14

Total excluding Delta Lloyd	13.3%	10.6%	7	11
2. Asia Pacific IRR and payback period for 2009 includes the Australian life and pensions business which was sold on 1 October 2009.

19 - Net asset value

IFRS net asset value per share has increased over the year to 454p (31 December 2009: 374p), primarily driven by profits in the period and actuarial gains on staff pension schemes. MCEV NAV has also increased to 542p (31 December 2009: 473p), largely driven by the same factors.

		IFRS		MCEV
	2010 £m	2009 £m	2010 £m	Restated 2009 £m
Net assets at 1 January	15,086	14,573	18,561	17,771
Operating profit after tax	1,925	1,475	2,637	2,640
Non-operating items after tax	(33)	(160)	(891)	82
Actuarial gains / (losses) on pension schemes	981	(1,116)	981	(1,116)
Foreign exchange rate movements	(78)	(951)	(190)	(1,018)
Other comprehensive income for the year, net tax	528	1,084	48	21
Dividends and appropriations net of scrip	(548)	(554)	(548)	(554)
Net increase in total equity following Delta Lloyd IPO	-	930	-	930
Other movements	(136)	(195)	(136)	(195)
Total equity	17,725	15,086	20,462	18,561
Preference share capital and direct capital instruments	(1,190)	(1,190)	(1,190)	(1,190)
Non-controlling interest	(3,741)	(3,540)	(3,977)	(4,279)
Net assets at 31 December	12,794	10,356	15,295	13,092
Number of shares	2,820	2,767	2,820	2,767
Net asset value per share	454p	374p	542p	473p

20 - Financial flexibility

The group's borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.5 billion, the group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

21 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	Total 2010 £bn	Total 2009 £bn
Insurance Groups Directive (IGD) capital resources	6.0	10.3	16.3	15.7
Less: capital resource requirement (CRR)	(6.0)	(6.5)	(12.5)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	4.5
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2009 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31December 2009	4.5
Operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(0.2)
Pension scheme funding	(0.3)
Increase in Capital Resource Requirements	(0.3)
Acquisitions (River Road and other small transactions)	(0.2)
Other	(0.2)
Estimated IGD solvency surplus at 31 December 2010	3.8

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

22 - Sensitivity analysis

The sensitivity of the group's total equity on an MCEV basis and IFRS basis at 31 December 2010 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

			Equities down 10%
2009 £bn	MCEV basis	2010 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
20.8	Long-term savings1	21.8	(0.4)	(0.4)	(0.2)	(1.8)
3.3	General insurance and other	4.8	(0.2)	-	(0.6)	0.4
(5.5)	Borrowings2	(6.1)	-	-	-	-
18.6	Total equity	20.5	(0.6)	(0.4)	(0.8)	(1.4)

2009 £bn	IFRS basis	2010 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
17.3	Long-term savings	19.0	(0.4)	(0.8)	(0.4)
3.3	General insurance and other	4.8	(0.2)	(0.6)	0.4
(5.5)	Borrowings2	(6.1)	-	-	-
15.1	Total equity	17.7	(0.6)	(1.4)	-

1. Assumes MCEV assumptions adjusted to reflect revised bond yields.
2.  Comprising external and subordinated debt, net of tangible net assets.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.4 billion.
      The 0.5% increased credit spread sensitivities for MCEV and IFRS do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The MCEV and IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD

The sensitivity of the group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. At 31 December 2010 the sensitivity to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	2010 £bn	Equities down 10% £bn	Interest rates up 1% £bn
IGD Group surplus	3.8	(0.3)	(1.0)

We continue to actively manage our exposure to further market volatility, with ongoing hedging strategies in place. We expect that a 40% fall in equity markets at 31 December 2010 would reduce IGD by £0.6 billion.

£bn
Equities down 10%	(0.3)
Equities down 20%	(0.5)
Equities down 30%	(0.5)
Equities down 40%	(0.6)

23 - Risk management

Equity hedging
Our risk management processes ensure close and ongoing monitoring of all our capital measures. The following table shows the material equity derivatives within the group's shareholder funds at 31 December 2010 that are used as part of a long-term strategy to manage equity risk. It excludes derivatives used for portfolio management purposes:

Derivative	Notional £bn1	Market fall below protection level %2,4	Market fall required before protection starts %3,4	Outstanding duration
(a)	4.6	-	22%	< 3 months
(b)	0.2	-	14%	3 - 12 months
(c)	1.1	-	11%	> 12 months

1.  The notional represents the notional amount of hedging as at 31 December 2010 (gross of non-controlling interests).
2.  The "Market fall below protection level" shows the percentage the market has fallen below the protection level as at 31 December 2010.
3.  The "Market fall required before protection starts" shows the percentage the market would have to fall from the 31 December 2010 position before the derivative moves into the money.
4.  Derivatives (a), (b) and (c) each represent a collection of derivatives with different strike prices. The strike prices used in the above calculations are the weighted average strikes of the derivatives in each bucket.

Interest rate hedging
Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to minimum interest rate guarantees in the Netherlands, and also guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.

Currency hedging
At a group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using FX forwards to provide certainty regarding the sterling value to be received by Group. Derivatives have also been used to reduce balance sheet FX translation risk. At 31 December 2010 the group had in place zero cost collar Euro hedges with a notional value of £2.0 billion. These hedges are used to protect the group's capital against a significant depreciation in the Euro versus Sterling.
      See also note A17 - Risk management.

24 - Return on capital employed

The Group measures its return on capital employed on both an IFRS and MCEV basis. On an IFRS basis Return on equity shareholders' funds is 14.8% (31 December 2009: 10.9%) benefiting from growth in operating profits. On an MCEV basis return on equity shareholders' funds is 16.4% (31 December 2009: 16.3%) with growth in profits broadly in line with growth in opening capital employed.

	IFRS		MCEV
	2010%	2009%	2010%	Restated 2009%
Life assurance	10.2%	8.5%	12.1%	13.1%
General insurance and health	15.8%	12.0%	15.8%	12.0%
Fund management	52.4%	27.4%	32.3%	10.6%
Other business	63.0%	76.4%	56.1%	60.8%
Corporate	24.3%	13.6%	24.3%	13.6%
Return on total capital employed	10.5%	8.5%	11.9%	12.4%
Subordinated debt	4.5%	4.6%	4.5%	4.6%
External debt	2.8%	3.3%	2.8%	3.3%
Return on total equity	12.8%	10.1%	14.2%	14.9%
Less: Non-controlling interests	9.4%	8.8%	10.0%	12.2%
Direct capital instrument	4.2%	4.4%	4.2%	4.4%
Preference capital	8.5%	8.5%	8.5%	8.5%
Return on equity shareholders' funds	14.8%	10.9%	16.4%	16.3%

25 - EEV equivalent embedded value

The embedded value of Aviva shown below is based on the projected future profits allowing for expected investment returns in excess of risk-free, and discounts those profits at a risk-discount rate. This result is deemed more comparable to our UK insurers who publish European Embedded Value (EEV) than market consistent embedded value.
      The expected future release of future profits and required capital are shown in five-year groups. Projected cash flows are those used for Implied Discount Rate (IDR) calculations for in-force business.
      The discount rate applied is 7.75%, based on a risk-free rate of 3.7%, a risk margin of 3.65% and an allowance for the time value of options and guarantees of 0.4%.

Segmental analysis of life and related business EEV equivalent embedded value

	Net worth		VIF on traditional embedded value		Embedded value
	31 December 2010 £bn	30 June 2010 £bn	31 December 2010 £bn	30 June 2010 £bn	31 December 2010 £bn	30 June 2010 £bn
United Kingdom	4.1	3.8	2.8	2.9	6.9	6.7
Aviva Europe	3.1	2.8	3.0	2.8	6.1	5.6
Delta Lloyd	1.3	1.2	0.9	0.8	2.2	2.0
Europe	4.4	4.0	3.9	3.6	8.3	7.6
North America	1.2	1.3	1.3	0.8	2.5	2.1
Asia Pacific	0.3	0.3	0.3	0.2	0.6	0.5
Total covered business	10.0	9.4	8.3	7.5	18.3	16.9
Non-covered business					0.4	(0.4)
Total Group EV					18.7	16.5
Less preference share capital and direct capital instruments					(1.2)	(1.2)
Equity attributable to ordinary shareholders on an EV basis					17.5	15.3

Maturity profile of undiscounted EEV equivalent embedded value cash flows

Total in-force business
To show the profile of the free surplus emergence implicit in the traditional embedded value calculation for in-force business, the cash flows have been split into five year tranches depending on the date when the profit is expected to emerge.

31 December 2010		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom	1.1	2.4	2.9	2.4	1.9	4.4	14.0
Aviva Europe	0.2	3.5	2.4	1.9	1.5	2.5	11.8
Delta Lloyd	0.4	1.1	0.8	0.7	0.6	1.3	4.5
Europe	0.6	4.6	3.2	2.6	2.1	3.8	16.3
North America	(0.2)	1.9	1.0	0.7	0.5	0.7	4.8
Asia Pacific	0.1	0.3	0.2	0.1	0.1	0.2	0.9
Total	1.6	9.2	7.3	5.8	4.6	9.1	36.0

Analysis of assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.
      The quality of our asset base continues to be strong, and prudent management of investments has limited our exposure to market volatility and toxic assets. Equity and debt markets continued to recover in 2010, but rating agencies have downgraded the debt securities of a number of governments and corporate institutions, especially within the Eurozone. The impact on Aviva's investment portfolio has not been significant and the credit rating profile of our debt securities portfolio remains strong.
      During 2010, the Group has continued to refine its classification of assets. Where relevant, 2009 comparative amounts in the tables that follow have been adjusted accordingly. Please see Section D - Analysis of Assets for details.

26 - Total assets

2010	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	35	8,314	34,725	43,074	-	43,074
Financial investments
Debt securities	16,150	85,414	65,918	167,482	-	167,482
Equity securities	31,441	12,308	5,327	49,076	-	49,076
Other investments	26,814	6,608	3,308	36,730	-	36,730
Total loans and financial investments	74,440	112,644	109,278	296,362	-	296,362

Cash and cash equivalents	4,772	12,194	8,489	25,455	-	25,455
Other assets	6,250	11,949	30,091	48,290	(14)	48,276
Assets of operations classified as held for sale	-	-	-	-	14	14
Total	85,462	136,787	147,858	370,107	-	370,107
Total %	23.0%	37.0%	40.0%	100.0%	-	100.0%
2009	80,796	135,628	137,967	354,391	-	354,391
2009%	22.8%	38.3%	38.9%	100.0%	-	100.0%

Total assets - Valuation bases

	2010				2009
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	83,192	1,679	591	85,462	77,975	2,465	356	80,796
Participating fund assets	124,690	11,578	519	136,787	122,794	12,237	597	135,628
Shareholder assets	105,393	40,438	2,027	147,858	96,844	38,517	2,606	137,967
Total	313,275	53,695	3,137	370,107	297,613	53,219	3,559	354,391
Total %	84.6%	14.5%	0.9%	100.0%	84.0%	15.0%	1.0%	100.0%

The proportion of total assets measured at fair value (which includes 100% of financial investments) has remained stable at 84.6% (2009: 84.0%). The principal asset classes measured at fair value are loans, debt securities, equity securities and other financial investments.

Total assets - financial investments

	2010				2009
2010	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m
Debt securities	164,266	7,507	(4,291)	167,482	160,572	5,872	(4,687)	161,757
Equity securities	44,878	7,186	(2,988)	49,076	46,479	4,173	(5,225)	45,427
Other investments	33,957	3,391	(618)	36,730	30,505	1,940	(927)	31,518
Total	243,101	18,084	(7,897)	253,288	237,556	11,985	(10,839)	238,702

At 31 December 2010, cumulative impairments on available for sale debt securities were £150 million (2009: £119 million). The total impairment expense for available for sale debt securities for 2010 was low at £79 million (2009: £93 million), gross of reversals. Most of the write down relates to mortgage backed securities in the US. Although these securities are not yet in default continued deterioration in market values is considered an indicator of impairment.

27 - Shareholders' assets

As at 31 December 2010, total shareholder investments in loans and financial investments included within shareholder assets was £109.2 billion (2009: £98.7 billion), including loans of £34.7 billion, debt securities of £65.9 billion, equity securities of £5.3 billion and other investments of £3.3 billion. The increase in shareholder exposure to loans and financial investments during the year is predominantly driven by new mortgage loans in our UK Life business and increases in debt securities due to new business in our UK and US life businesses.

Shareholders' assets - loans

2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	13	251	230	38	539
Loans and advances to banks	921	-	98	-	-	1,019
Mortgage loans - securitised	1,912	-	6,404	-	-	8,316
Mortgage loans - non-securitised	13,006	1	6,843	1,943	-	21,793
Other loans	53	4	2,916	83	2	3,058
Total	15,899	18	16,512	2,256	40	34,725
2009	14,545	19	16,088	1,953	14	32,619

Our well diversified UK Life commercial mortgage portfolio remains of high quality, with minimal levels of default losses recorded in the period. Interest service cover remains strong at 1.33 times and over 97.6% of mortgages are neither in arrears nor otherwise impaired. The average LTV has remained relatively stable 95% (2009: 94%). Improvements to the way portfolio risk adjustments are allocated to individual loans has resulted in the amount of exposure uncovered by the underlying security falling slightly to £411 million. Income cover levels, which remain the primary risk driver within the mortgage portfolio, remain strong.
      The valuation allowance made in the UK for defaults on corporate bonds and commercial mortgages carried at fair value equates to 63bps and 78bps respectively (2009: 64bps and 81bps respectively). This equates to a total valuation allowance of £1.3 billion (2009: £1.1 billion) for the life of the UK corporate bond and commercial mortgage portfolios which maintains a strong buffer against potential future losses, the increase being attributable to the growth in the value of the portfolio. In addition, we hold £60 million of provisions in our UK General Insurance mortgage portfolio.
      The total shareholder exposure to loans issued by Delta Lloyd has increased to £16.5 billion (2009: £16.0 billion), including £6.4 billion of securitised mortgages and £6.8 billion of non-securitised (primarily residential) mortgages. The securitised mortgages have predominantly been sold to third party investors, and therefore present little credit risk to Aviva. Of the non-securitised mortgages, £2.7 billion (2009: £1.9 billion) are guaranteed by the Dutch Government, and over 97% are neither past due nor impaired. Delta Lloyd has not made any additional provisions, as it does not consider the amount of potential loss to be significant.

Shareholders' assets - financial investments

				2010			2009
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	32,150	32,922	846	65,918	30,835	27,405	1,786	60,026
Equity securities	3,021	1,423	883	5,327	2,995	1,499	617	5,111
Other investments	578	2,379	351	3,308	1,127	1,536	22	2,685
Total	35,749	36,724	2,080	74,553	34,957	30,440	2,425	67,822
Total %	48.0%	49.2%	2.8%	100.0%	51.5%	44.9%	3.6%	100.0%

During 2010, there has been a decrease to 48.0% (2009: 51.5%) in the proportion of shareholder financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets.
      The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 87% (2009: 88%).
      The decrease in shareholder exposure to Level 3 debt securities arises as a result of the transfer from Level 3 to 2 of Italian structured bonds and certain debt securities in our UK business for which either values are corroborated against a Level 2 internal model price, new valuation models have been developed, or there has been sufficient market activity in observable inputs to justify Level 2 classification.

27 - Shareholders' assets continued

Shareholders' assets - debt securities

					Rating
2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	12,495	3,637	1,640	596	202	579	19,149
Corporate	2,958	5,117	13,696	10,862	1,549	4,555	38,737
Certificates of deposits	-	78	114	210	-	24	426
Structured	4,648	749	817	385	491	516	7,606
Total	20,101	9,581	16,267	12,053	2,242	5,674	65,918
Total %	30.5%	14.5%	24.7%	18.3%	3.4%	8.6%	100.0%
2009	19,363	8,399	15,549	10,456	1,762	4,497	60,026
2009%	32.3%	14.0%	25.9%	17.4%	2.9%	7.5%	100.0%

We grade debt securities according to current external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor's, Moody's and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as "not rated".
      For the tables in this document we have used the standard Standard & Poor's rating classifications. Investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. Where we use a rating provided by Moody's or Fitch, we have expressed it as the Standard & Poor's equivalent rating. For example, we consider Standard & Poor's rating of AA (very strong) to be equivalent to Moody's rating of AA (excellent) and Fitch's rating of AA (very strong).
      During 2010, the proportion of our shareholder debt securities that are investment grade declined slightly to 88% (2009: 90%). This movement was primarily due to the increase in private placements to back UK annuity liabilities. The remaining 12.0% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.4% are debt securities that are rated as below investment grade

■ 3.0% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners
        (NAIC), a US national regulatory agency

■ 5.6% are not rated by the major rating agencies or the NAIC.
Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £1.8 billion (2.7% of total shareholder debt securities) of private placements and other corporate bonds held in our UK Life business which have been internally rated as investment grade.
      £1.0 billion of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain. This represents just 0.3% of total balance sheet assets at 31 December 2010. A further £1.9 billion of exposures to these governments are held in participating fund assets, although we have limited shareholder risk to these assets. Net of non-controlling interests, our total exposure to these governments is further reduced to £0.7 billion within shareholder assets and £1.5 billion within participating fund assets.
      Within structured assets, the group continues to have very limited exposure (3% of total balance sheet assets) to sub-prime and Alt A RMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

End of Part 2 of 5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 March 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary